January 11, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Room 4561

Washington, D.C. 20549-0303

Attention:	Kathleen Collins, Accounting Branch Chief

Jennifer Thompson, Division of Corporate Finance

Re:	CDC Corporation (the “Company”)

Response to Comment Letter dated November 19, 2007

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2006

Dear Ms. Collins and Ms. Thompson:

On behalf of CDC Corporation (the “Company”), set forth below are responses to the comment letter dated November 19, 2007 and received by the Company on November 30, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (the “2006 20-F”).

Please note that the Company is in the process of preparing an Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F/A”) with the changes described below.

The Company respectfully requests that it be permitted to review any subsequent comments the Staff may have to the responses set forth herein prior to completing and filing the Form 20-F/A, such that the Company may reflect any subsequent Staff comments in the Form 20-F/A.

Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in our Form 20-F for the Fiscal Year Ended December 31, 2005.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Staff Comment: Please explain why you have indicated on the cover page of your annual report that you have a reporting obligation pursuant to Section 15(d) under the Securities Exchange Act of 1934, rather than securities registered pursuant to Section 12(b).

Response:

The Company will revise its disclosure on the cover page of the 2006 20-F/A in accordance with the Staff’s comment to indicate that its securities are registered pursuant to Section 12(b).

Item 5A - Management’s Discussion and Analysis —Results of Operations, page 119

2.	Staff Comment: We note that you do not provide a segmental analysis of results of operations below cost of revenues. We have the following comments:

Securities and Exchange Commission

January 11, 2008

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We read in Notes 1 and 27 to your financial statements that you had five operating segments at December 31, 2006. Please tell us how many reportable segments you had at December 31, 2006. Refer to SFAS 131.

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If you believe it is appropriate to aggregate any of your operating segments in determining your reportable segment(s), please provide us with your analysis of how you met the aggregation criteria in paragraph 17 of SFAS 131 and in EITF 04-10, including demonstrating to us that any aggregated operating segments have similar long-term average gross margins.

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If you believe that you have more than one reportable segment, please tell us what consideration you gave to providing a segmental analysis of results of operations below cost of revenues. In this regard, to the extent that a reportable segment contributes, or is expected to contribute in the future, in a materially disproportionate way to your profitability, we believe that you should provide a segmental analysis of your measure of segmental profit or loss, which you state in Note 27 is net income. For example, based on your disclosures in Note 27, it appears that while all of your segments except for Business Services had fairly similar gross margins in 2006, segment net income as a percentage of segment revenue differed significantly among these segments. It also appears that the expenses allocated to the Corporate segment have fluctuated over the years presented, and it is not clear why these fluctuations occurred. If these represent separate reportable segments, it is unclear to us that an analysis of your operating and non-operating expenses at the consolidated level meets the objective of providing your investors with information about known trends and uncertainties that are having a material effect on your results or explaining management’s view of the implications and significance of the underlying factors causing these trends so that readers can ascertain the likelihood that past performance is indicative of future performance. Please refer to Item 5A of Form 20-F and to Section III of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and advise.

Response:

Operating and Reportable Segments

The Company informs the Staff that, as of December 31, 2006, its five operating segments were the same as its five reportable segments. These operating segments represent the lowest level of reporting by the Company that are regularly reviewed by the Company’s chief operating decision maker, which is the Company’s CEO.

Aggregation of Segments

In accordance with SFAS 131, the Company evaluated the requisite aggregation criteria and management determined that the Company did not satisfy these criteria and therefore did not aggregate any of its operating segments in determining its reportable segments.

Segmental Analysis

The Company informs the Staff that it considered providing a segmental analysis of its results of operations below cost of revenues and determined that, other than net income, providing segmental analysis would not be material to the reader of the financial statements. Furthermore, the Company believes that segmental analysis would be duplicative and would not promote additional understanding of the Company’s overall financial condition and operating performance.

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January 11, 2008

The Company informs the Staff that it will revise its disclosure beginning on page 119 in Item 5A of the 2006 20-F to include a segmental analysis of the Company’s measure of segmental profit or loss, which, in the Company’s case, is net income, as follows:

Software segment net income as a percentage of revenues increased from 5% in 2005 to 7% in 2006 due to higher sales by Software segment in 2006 which were not followed by higher SG&A costs in this segment. Business Services segment net income decreased from 8% in 2005 to 4% in 2006 due to decreased customer demands at our subsidiary in Australia. These sales were not immediately followed by the reduction in SG&A expenses resulting in lower net income in our business services segment. Mobile Services and Application segment net income and Internet and Media segment net income increase in 2006 as a result of a reorganization and reduction in overhead costs in these two segments. Net loss in Corporate and Other Unallocated Amounts increased from $19.0 million in 2005 to $22.4 million in 2006 resulting from higher general and administrative expense related to statutory, legal and audit compliance. Additionally, during 2006 the Company incurred increased corporate costs related to moving certain accounting and finance functions from Hong Kong to the United States and compliance costs related to the Sarbanes-Oxley Act of 2002. The Company expects these costs to remain relatively constant in 2007.

The Company believes that this additional disclosure will: (i) provide investors with information about known trends and uncertainties that are having a material effect on the Company’s results of operations; and (ii) provide clarity on management’s view of the implications and significance of the underlying factors causing these trends, so that readers can better ascertain the likelihood of past performance indicating future performance.

Item 5B - Liquidity and Capital Resources, page 131

3.	Staff Comment: Please refer to your analysis of cash flows on page 132. Please tell us what consideration you gave to analyzing the underlying reasons for changes in your cash flows and explaining the variability in your cash flows, particularly for your operating activities, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Response:

The Company informs the Staff that it will revise its disclosure beginning on page 132 of the 2006 20-F to clearly address the Staff’s comments, as follows:

Operating Activities

The net cash provided by operating activities increased by $27.4 million from $11.9 million in 2005 to $39.3 million in 2006. The increased resulted from the increase in net income of $14.3 million, the increase in noncash charges of $6.8 million and the reduction in the use of cash for working capital requirements of $6.3 million. The increase in noncash charges was primarily the result of an increase in the amortization of intangible assets of $4.8 million, which can be attributed to our strategic growth plan and our numerous 2006 acquisitions, and an increase in stock compensation expenses of $6.3 million due to the adoption of FAS 123(R), offset by a decrease in deferred tax expense of $2.6 million. Working capital requirements decreased primarily as a result of the overall growth of the Company’s business, which led to increased overall expenses and accruals. Increased accounts payable and accrued expenses, were a source of cash in 2006 of $9.6 million compared to a use of cash of $3.4 million in 2005. This increase in accounts payable and accrued expenses was offset by an increase in deposits, prepayments and other receivables which were a use of cash of $6.4 million in 2006 compared to a source of cash of $1.2 million in 2005.

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January 11, 2008

Investing Activities

Cash used in investing activities of $51.0 million in 2006 compared to cash provided by investing activities of $8.6 million in 2005, reflecting an increase in cash used in the acquisition of subsidiaries of $17.9 million and an increase in cash used to purchase marketable securities of $43.0 million. Purchases of intangible assets, including capitalized software, increased $5.7 million from $7.8 million in 2005 to $13.5 million in 2006.

Cash provided by investing activities included proceeds from the disposal of marketable securities, which increased from $30.6 million in 2005 to $35.9 million in 2006, and an increase in proceeds from the disposal of cost investments of $6.5 million from $1.1 million in 2005 to $7.6 million in 2006. In addition, we generated $4.3 million in cash proceeds from the disposal of property and equipment during 2005 and $0 in 2006.

Capital expenditures increased by $0.7 million to $4.4 million in 2006 from $3.7 million in 2005. We anticipate capital expenditures in 2007 of approximately $5.1 million. We do not currently anticipate any unusual future cash outlays relating to capital expenditures.

Financing Activities

Net cash provided by financing activities increased by $174.1 million to $137.7 million in 2006 from a use of cash of $36.4 million in 2005. This increase was primarily the result of the issuance of $168.0 million in convertible notes in November 2006 combined with the proceeds of purchase note agreements of $38.7 million and an increase in the issuance of share capital of $7.4 million. These increases were offset by cash used in financing activities of $28.0 million for the repurchase of 6,088,624 common shares, which were made pursuant to plans or programs approved by our board of directors.

Item 15T - Controls and Procedures page 199

4.	Staff Comment: We note your evaluation of disclosure controls and procedures at the top of page 199. We read that your CEO and CFO have concluded that, as at December 31, 2006, your disclosure controls and procedures were “not fully effective” due to a material weakness in your internal control over financial reporting. It is unclear from this disclosure whether your CEO and CFO concluded that your disclosure controls and procedures were effective. Please amend your filing to state, in clear and unqualified language, the conclusions reached by your CEO and CFO on the effectiveness of your disclosure controls and procedures. If you conclude that your disclosure controls and procedures were effective in spite of the material weaknesses noted in your internal control over financial reporting, you should provide appropriate disclosure explaining how you considered the material weaknesses in reaching your conclusion.

Response:

The Company informs the Staff that it will revise Item 15T to address the Staff’s comments, as follows:

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports filed or submitted by the Company under the Exchange Act is recorded, processed,

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summarized and reported, within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the Company’s required disclosure.

As described below, material weaknesses were identified in the Company’s internal control over financial reporting. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weaknesses identified, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the end of the period covered by this report, the Company’s disclosure controls and procedures were not effective.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting refers to a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

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provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and members of the Company’s board of directors; and

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provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (COSO), “Internal Control—Integrated Framework.”

As a result of management’s evaluation of the Company’s internal control over financial reporting, management has concluded that, as of December 31, 2006, material weaknesses existed in the Company’s internal control over financial reporting. The Company has identified material weaknesses relating to insufficient resources with the appropriate level of expertise in the accounting and finance organizations to ensure appropriate application of GAAP, particularly in the areas of accounting for income taxes, foreign currency translation adjustments related to goodwill and intangible assets and the accounting for certain of the Company’s non-routine transactions. The material weaknesses were originally noted in conjunction with the restatement of the 2005 financial statements as documented in the Company’s Form 20-F/A to the 2005 Annual Report.

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January 11, 2008

As a result of the material weaknesses described above, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2006 based on the “Internal Control—Integrated Framework” set forth in COSO.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, excluded the companies acquired after January 1, 2006. The total assets of these acquisitions represented 11% of consolidated total assets and 18% of consolidated total revenues of the Company as of and for the year ended December 31, 2006. If adequately disclosed, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the U.S. Securities and Exchange Commission.

Remediation Plans for Material Weaknesses

Since the material weaknesses were identified in conjunction with the restatement of the Company’s 2005 financial statements, the Company has implemented, or plans to implement, certain measures to remediate the identified material weaknesses and to enhance the Company’s internal control over its financial reporting processes. As of the date of the filing, the Company has implemented, or is in the process of implementing, the following measures:

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Increased the size, expertise and training of its finance and accounting staff to include adequate resources for ensuring GAAP compliance, particularly in the areas of accounting for income taxes, foreign currency translation adjustments and the accounting for certain of its non-routine transactions.

•	Assigned individuals with significant industry experience and increased the involvement of its senior finance team members in the preparation and review of financial statements.

•	Integrated financial reporting and internal controls, including the continued implementation of its standard accounting information system across all locations.

•	Enhanced its accounting policies and procedures to provide adequate, sufficient, and useful guidance to its staff in the area of routine and non-routine transactions.

•	Corrected its methodologies with respect to calculating the provision for income taxes and foreign currency translation adjustments.

•	Increased the level of interdepartmental communication in a way that will foster information sharing between its finance staff and operational personnel.

•	Improved its financial organization and control environment.

The Company believes that these remediation actions represent ongoing improvement measures. While the Company has taken steps to remediate its material weaknesses, the Company believes that, as of December 31, 2006, these steps were not yet implemented to the extent required to fully remediate those material weaknesses and additional measures were required. The effectiveness of these additional remediation efforts will not be known until the Company performs a test of these additional controls in connection with management’s tests of internal controls over financial reporting that the Company will undertake as of December 31, 2007.

As of December 31, 2006, the company was considered an “accelerated foreign filer” as defined in the rules promulgated by the U.S. Securities and Exchange Commission. Accordingly, this annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered

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public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

In response to the material weaknesses described above, during 2006 the Company made the following changes in internal control over financial reporting:

•	Increased the size, expertise and training of its finance and accounting staff.

•	Assigned individuals with significant industry experience and increased the involvement of its senior finance team members in the preparation and review of financial statements.

•	Improved its financial organization and control environment.

While these changes occurred during 2006, the changes were not implemented to the extent required to remediate the material weaknesses. Other than as set forth above, there have not been any changes in internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.	Staff Comment: We note management’s report on internal control over financial reporting on page 199. Please refer to Item 15T(b)(1) and (b)(3) of Form 20-F. It does not appear that you have provided a statement of management’s responsibility for establishing and maintaining internal controls over financial reporting. Additionally, we note your statement that management concluded that, as of December 31, 2006, material weaknesses existed in your internal control over financial reporting. It is unclear from this disclosure whether management concluded that your internal control over financial reporting was effective or ineffective. We remind you that if you identify material weaknesses, you must conclude that your internal control over financial reporting was ineffective. Please amend your filing to fully comply with the guidance in Item 15T of Form 20-F.

Response:

The Company informs the Staff that it will revise Item 15T in response to the Staff’s comments, as set forth in Response No. 4 above.

6.	Staff Comment: Your disclosure on changes in internal controls appearing at the bottom of page 200 is not in the format required by Item 15T of Form 20-F. You must clearly state whether there was any change in your internal control over financial reporting during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there were any such changes, you should disclose those changes. Please revise.

Response:

The Company informs the Staff that it will revise Item 15T in response to the Staff’s comments, as set forth in Response No. 4 above.

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January 11, 2008

Item 18 - Financial Statements

General

7.	Staff Comment: Please amend your Form 20-F to include the consent of Deloitte Touche Tohmatsu to incorporate their opinion dated June 16, 2006 for the audit of China.com, Inc. into the Company’s open registration statements on Forms S-8.

Response:

The Company informs the Staff that it will include the consent of Deloitte Touche Tohmatsu as an exhibit to the 2006 20-F/A.

Report of Independent Registered Public Accounting Firm, page F-2

8.	Staff Comment: Please amend to include a signed report from the Company’s independent public accounting firm for the December 31, 2006 pursuant to Item 18 of Form 20-F and Article 2-02(a) of Regulation S-X.

Response:

The Company informs the Staff that it will include the signed report from the Company’s independent public accounting firm on page F-2 of the 2006 20-F/A.

Note 2(L) - Summary of Significant Accounting Policies - Revenue Recognition, page F-15

9.	Staff Comment: We note the Staff is currently conducting a review of the Company’s Form F-1C for CDC Software. To the extent that any revisions are required to CDC Software’s financial statements or footnote disclosures as a result of the Staff s comments, please note that similar revisions should be made to the Company’s Form 20-F.

Response:

The Company confirms that, to the extent that any revisions are required to CDC Software’s financial statements or footnote disclosures as a result of the Staff s comments to the Company’s Form F-1C for CDC Software, the Company will make similar revisions to the Company’s Form 20-F.

10.	Staff Comment: We note your revenue recognition policy for CDC Games and have the following comments:

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Based on your reference to hosting on page 124 and your reference to EITF 00-3 on page F-15, we assume that you host all of the games available through your CDC Games segment. Please confirm our understanding, if true, and tell us what consideration you gave to clarifying this for your readers in your accounting policy.

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We read on page 124 that the cost of revenues associated with CDC Games relates to hosting and operating your multiplayer game service. Please provide us with a more detailed description of the types of costs included in this segment’s cost of revenues. For example, it appears from the description of your business that you may pay license fees and have revenue-sharing arrangements with the game licensor. It also appears that you may provide customer service to your game users, although it is unclear whether you provide such services or you require the game licensors to provide such services. Also tell us what

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consideration you gave to clarifying this for your readers, either in your accounting policy footnote or in your MD&A analysis.

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We note your discussion of sales discounts to distributors of your prepaid cards on page 89. Please tell us, and tell us what consideration you gave to disclosing, your accounting policy for such sales discounts.

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Please tell us what consideration you gave to disclosing your return policy for any prepaid cards sold to distributors, including what happens if the prepaid cards do not function properly, and your accounting for any such return policy.

Response:

Game Hosting

The Company informs the Staff that it hosts all the games and makes them available through its CDC Games segment either through the Company’s servers or third parties’ servers. The Company’s customers download and register games from the Company for free and then purchase prepaid cards to play these games, hosted by the Company, for a fixed number of hours. In future filings, the Company will clarify that all of its games are hosted by the Company and available through its CDC Games segment.

Cost of Revenues

The Company’s cost of revenues in the CDC Games segment consists of online game royalty fees, game license fees, amortization and depreciation, leased-line and capacity fees, manufacturing costs for prepaid game cards and other overhead expenses that are directly attributable to the provision of online game services. Royalty fees paid to the game licensors are calculated based on agreed profit sharing percentages with game licensors with respect to revenues from prepaid cards sold and activated. Under the matching concept, we recognize these costs in the period that the related revenue is recognized. In future filings, the Company will clarify and disclose the types of costs included in costs of revenues and will disclose that customer service to game users is provided by the Company and is expensed as incurred.

Sales Discounts

The Company informs the Staff that it sells all prepaid cards to distributors and retailers across China, from whom the Company collects payment on a prepaid basis. These distributors then resell the cards to end users and other retail points. The Company has offered sales discounts primarily ranging from 13% to 15% to distributors and retailers. These sales discounts represent the difference between the price at which the prepaid cards are sold and the face value of the prepaid cards. The Company records the associated revenue from the prepaid cards net of the sales discount. In future filings, the Company will disclose the accounting policy for sales discounts the Company offers to distributors and resellers.

Return Policies

The Company informs the Staff that it permits distributors to return unsold prepaid cards under certain conditions, including termination of game and disqualification of distributor status. In accordance with FAS 48, the Company evaluated the criteria for recognizing revenue when the right of return exists and management determined that the Company meets these criteria and therefore records games revenues for prepaid cards net of the discount given to resellers.

Each prepaid card contains a password that allows the user to access the prepaid game time. The Company has determined that the likelihood of the prepaid cards not functioning properly is remote. In addition,

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returns have not historically been significant and the Company does not believe that they will be significant in the future. As a result, the Company does not believe that its return policy is material to investors.

Note 6 - Investments, page F-35

11.	Staff Comment: We note the discussion of your equity interest in two collateralized debt obligations (CDOs) and have the following comments:

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Please tell us what consideration you gave to disclosing the types of debt that are collateralized in these investments. For example, is this individual or corporate debt? Are the debtors located in a single country or around the globe? We believe that providing more detailed information about the underlying debt will assist your readers in better assessing the risks associated with these investments.

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We read that fair value for these investments is determined by brokers and management based on expected cash flow returns discounted by rates consistent with the rate of returns offered on comparable instruments with comparable risks. Given the recent turmoil in the credit markets, please explain to us in your response, and disclose in your upcoming Form 20-F, more information about how you determine the expected cash flow returns and how you determine comparable instruments with comparable risks, particularly in recent months.

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If not fully addressed in your response to the above bullet point, please tell us what impact the recent turmoil in the credit markets has had on your valuation and accounting for this investment, and tell us how you plan to address this matter in your upcoming Form 20-F.

Response:

Types of Debt

As discussed in Note 6 of the Notes to the Company’s Consolidated Financial Statements, the Company has two separate investments in collateralized debt obligations (collectively, the “CDOs”). The first investment is in a CDO that is backed by U.S. mortgage-backed securities, a portion of which includes sub-prime loans (the “CDO Investment”). The second investment is in a collateralized loan obligation that is backed by U.S. corporate debt (the “CLO Investment”). The Company concurs with the Staff that providing more detailed information about the debt underlying each of the CDOs will assist readers in better assessing the risks associated with these investments. The Company intends to enhance its disclosure of the underlying debts that are collateralizing these investments in its upcoming Annual Report on Form 20-F for the year ended December 31, 2007.

Expected Cash Flow Returns and Comparable Instruments

Given the recent turmoil in the credit markets, the Company augmented its procedures in determining the fair market value (“FMV”) of these structured financial investments by performing additional procedures to determine the fair value of these structured financial instruments, which included receiving a binding offer to purchase such security from a third party. Based on an offer the Company received for the CDO Investment, the underlying assets securitizing the asset (mortgages) and the length of time the FMV of this asset had been below par value (approximately nine months), the Company took an other than temporary impairment charge for 100% of the value of the CDO Investment. This charge, which amounted to $6.5 million, was recorded in the quarter ended September 30, 2007.

Furthermore, during the quarter ended September 30, 2007, the Company analyzed the FMV of the CLO Investment using the same criteria and process listed above. At that time, the Company did not, however,

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record an other than temporary impairment charge through its income statement for the CLO Investment. The Company made this determination based on the fact that the CLO Investment was secured by U.S. corporate debts, which the Company believes have not been as adversely impacted as residential mortgages, and that the length of time that the CLO Investment had been under par was approximately six months. In addition, the cash flows from the investments were meeting the Company’s original expectations, there were no underlying defaults and it was the Company’s intent to hold the CLO Investment to recovery.

Notwithstanding the foregoing, the Company does anticipate recording an other than temporary impairment charge during the fourth quarter of 2007 for the CLO Investment due to the continued decline in the credit markets and the length of time this investment has had a FMV below par value (approximately nine months). In addition, management may not have the ability or intent to hold the CLO Investment to recovery given the increased depression in its value. Since the Company’s current strategy is to grow through acquisitions, the Company may need to liquidate certain assets if its sources of liquidity are limited.

Valuation Impact

The Company intends to disclose in its upcoming Form 20-F for the year ended December 31, 2007, the impairment charges recorded during 2007 and the methodology used to determine the fair value of these investments during the year.

Note 7 - Note Receivable, page F-40

12.	Staff Comment: We note your reference here and throughout your Form 20-F to valuations performed by a third party valuation specialist. If you choose to rely on an independent third party, you should identify the independent firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. Please tell us how you considered the guidance in Rule 436(b) of Regulation C.

Response:

The Company informs the Staff that, upon further review of Rule 436(b) of Regulation C, the Company determined that the reference to the third party valuation specialist should be removed in all instances where such reference is made because the Company is responsible for recording the fair value and making the appropriate disclosure under U.S. GAAP, and does not solely rely on the findings of the third party valuation specialist. The Company will revise its disclosure contained on pages 137, 138, F-29, F-30, F-31, F-32 and F-40 of the 2006 20-F accordingly.

Note 11(A) - Financing Arrangements - Convertible Notes, page F-43

13.	Staff Comment: We note your discussion of the conversion options on page F-43. Please provide us with your analysis of whether these conversion options represent an embedded derivative that should be bifurcated, and tell us the accounting guidance upon which you are relying.

Response:

The Company concluded that the conversion options in the Notes do not require bifurcation from the debt host and separate accounting as a derivative because, despite having all the elements of a derivative (in accordance with paragraph 6 of SFAS 133), the conversion options, analyzed as a freestanding item under paragraph 12(c) of FAS 133, would qualify for the scope exception in paragraph 11(a) of FAS 133 because they are both (1) indexed to the Company’s own stock and (2) would be classified in stockholders’ equity. The conversion options have elements of a derivative in accordance with paragraph 6 of SFAS 133 because they have (1) one or more underlings (fair value of common shares of the Company, CDC Games or CDC Software), (2) one or more notional amounts (number of common shares of the Company, CDC Games or CDC Software into which the Notes could be converted), (3) a small initial net investment (presumably, the

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fair values of the conversion options are smaller, by more than a nominal amount, than the amounts that would be required to acquire the common shares underlying the conversion options – see interpretive guidance about “initial net investment” in paragraph 8 of SFAS 133) and (4) terms that provide for net settlement as they relate to the common shares of the Company.

EITF 01-6 provides guidance for the first criterion of the paragraph 11(a) scope exception. None of the contingencies that could trigger the conversion options are based on an observable market, other than the Company’s common shares, or based on an observable index. The conversion option into CDC Corporation common shares is exercisable upon (i) passage of time (2 years from issuance), (ii) change of control involving CDC Corporation, or (iii) a Convertibility Triggering Event (the first date following a Qualified IPO by CDC Games Corporation or CDC Software Corporation on which a Note holder is unable to convert the Note into CDC Games’ or CDC Software’s common shares because doing so would result in the holders of the Notes owning CDC Games or CDC Software common shares in excess of specified caps). The conversion options into CDC Games’ and/or CDC Software’s common shares are exercisable upon (i) a Qualified IPO by CDC Games or CDC Software or (ii) a change of control involving CDC Games or CDC Software. None of these contingencies are based on an observable market, other than the one of CDC Corporation’s, CDC Games Corporation or CDC Software Corporation’s common shares, or based on an observable index. Accordingly, the first condition in paragraph 5 of EITF 01-6 is met. Further, the shares that the Company will have to deliver to the Note holders if the conversion option is exercised is a fixed number (as opposed to a variable number of shares equal to a fixed dollar amount), and the settlement value of the conversion option is based solely on the Company’s or its consolidated subsidiaries’ stock prices. Accordingly, the second criterion in paragraph 5 is also met.

The Company also considered whether the fact that that the holder could elect to receive shares for any additional amounts due under Contingent Payment 5 causes the conversion option to be dual-indexed (indexed to the Company’s or its consolidated subsidiaries’ stock prices and the imposition by the U.S., the Cayman Islands, or the People’s Republic of China of any a withholding tax on any contractual cash flows due the holders under the Notes). The Company concluded that Contingent Payment 5 is embedded in the Notes and not in the conversion options and, therefore, should be evaluated separately from the conversion options for bifurcation under SFAS 133 (which the Company did – see disclosure of Contingent Payment 5 in Footnote 11(a) – Financing Arrangements – Convertible Notes, at page F-46 of the Company’s Form 20-F for the year ended December 31, 2006). This position is based on the fact that Contingent Payment 5 can be settled independently of the conversion option. That is, the terms of Contingent Payment 5 are not such that the holder can receive any additional amounts only if it exercised its conversion option.

Finally, the Company considered whether the fact that the conversion options might potentially be settled with common shares of two consolidated subsidiaries of the Company would mean that the conversion options are not solely indexed to the Company’s common shares. The Company concluded that pursuant to EITF 99-1, the CDC Software and CDC Games common shares that underlie the conversion options should be treated as shares of CDC Corporation for purposes of the paragraph 11(a) scope exception. EITF 99-1 indicates that a conversion option that is embedded in debt issued by a parent company and that is settled in the shares of stock of a consolidated subsidiary is not permitted to be separated from the debt instrument and accounted for as a derivative instrument where a separate instrument with the same terms as the embedded instrument meets the scope exception in paragraph 11(a) of SFAS 133.

For the second condition of the scope exception in paragraph 11(a) of FAS 133, the Company considered the guidance in EITF 00-19. The table in paragraph 39 of EITF 00-19 indicates that a written call option that, by its terms, can only be physically settled qualifies as equity, subject to consideration of the conditions in paragraphs 12-32. The Company notes that if the Notes qualified as “conventional” pursuant to EITF 05-2, the conversion option would not have to be evaluated under the conditions in paragraphs 12-32 of EITF 00-19 based on the exemption in paragraph 4 of that Issue. However, since the conversion price of the Notes adjusts upon the Company or any of its two consolidated subsidiaries issuing shares at a price per share less than the conversion price then in effect or upon paying a dividend on the Company’s or any of its two consolidated subsidiaries’ shares, the Company concluded that these antidilution provisions are

Securities and Exchange Commission

January 11, 2008

not standard and, therefore, the conversion option is not exempt from being evaluated under the conditions in paragraphs 12-32 of EITF 00-19.

The Company concluded that the conversion option did not violate any of paragraphs 12-32 in EITF 00-19 because (1) the terms of the Notes permit the Company to settle in unregistered shares, (2) the Company has sufficient authorized and unissued shares available to settle the Notes after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding, (3) the Notes contain an explicit limit on the number of shares to be delivered in a share settlement, (4) there are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions), (5) the Notes require net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares, (6) there are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract and (7) there is no requirement in the contract to post collateral at any point or for any reason. The Company notes that one of the conditions in paragraphs 12-32 relates to an issuer being obligated to make cash payments if it does not timely file with the SEC. Specifically, EITF 00-19, in paragraph 25, states the following: “The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.”

One of the events of default in the terms of the Notes is CDC Corporation’s “default or breach in the performance of its obligation to timely file with the SEC all reports required to be filed pursuant to the Securities Exchange Act of 1934, as amended.” The Company concluded that this provision was not in the scope of paragraph 25 of EITF 00-19 (and thus disqualifies the conversion option from being classified as equity) for the following reasons:

•

Upon a default by CDC Corporation on its obligation to timely file with the SEC, the holder will be entitled to receive additional interest in cash based on the increase in the rate to the Default Rate; however, the Company’s default will not provide the holder with the ability to cash settle the value of the conversion option. With the condition and related guidance in paragraph 25, as well as the other conditions in paragraphs 12-32 of EITF 00-19, the Task Force intended to preclude share-settleable contracts from equity classification for which, given the existence of certain conditions (the ones in paragraphs 12-32), share settlement was not really within the control of issuer, and for which such net-cash settlement of the contract should be presumed. This intent by the Task Force is evidenced by the lead-in paragraph to the additional conditions in paragraphs 12-32 of EITF 00-19, which states: “Because any contract provision that could require net-cash settlement precluded accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28), all of the following conditions must be met for a contract to be classified as equity”.

The Task Force’s intent as it relates to the specific criterion in paragraph 25 of EITF 00-19 can also be seen by looking at the Issue Summary No. 1, Supplement No. 1 to EITF 00-19, dated August 30, 2000, which under Issue 5, paragraph 13, provides the following summary of the criterion in paragraph 25: “Some believe that it generally would be within the control of the company to make timely filings with the SEC and, therefore, equity classification would not be precluded because of a requirement to net cash settle a contract if timely filings are not made. Opponents of that view point out that there could be circumstances outside the company’s control that would preclude the company from making a timely, complete filing with the SEC. For example, if the independent auditors are unable to complete their audit by the due date of the company’s Form 10-K (or Form 8-K for a significant business combination), the relevant filing

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January 11, 2008

would be either non-timely or incomplete as a result of actions or the lack thereof by a party external to the company.”

•

The holder is entitled to receive the additional interest upon the Company’s default on its obligation to timely file with the SEC irrespective of its conversion option (i.e., the holder does not have to exercise the conversion option to obtain the default interest). This fact lends to viewing the interest rate reset upon the Company’s failure to timely file with the SEC as a feature that is embedded in the Notes, but not in the conversion option and thus should be analyzed separately from the conversion option for bifurcation as a derivative under FAS 133 (which the Company did – see disclosure of Contingent Payment 3 in Footnote 11(a) – Financing Arrangements – Convertible Notes, page F-45 of the Form 20-F that is the subject of your review).

In summary, the Company concluded that the conversion option, if it were a freestanding item, would be classified as equity and would qualify for the scope exception in paragraph 11(a) of SFAS 133. Therefore, the “derivative” criterion in paragraph 12(c) of FAS 133 is not met, and the conversion option does not require bifurcation from the Notes.

14.	Staff Comment: We note that you did not bifurcate the third contingent written put option. Please provide us with your analysis under SFAS 133 supporting this conclusion.

Response:

The Company informs the Staff that the Company incorrectly made a reference to a premium of 5% of the principal amount of the Note in Note 11(a) to the consolidated financial statements under the caption “Contingent Written Put Option 3.” A 5% premium is not applicable to any of the events of default associated with the Contingent Written Put Option 3. Accordingly, the Company will remove the reference to the 5% premium in Note 11(a) under caption “Contingent Written Put Option 3” in the 2006 20F/A.

The Company did not bifurcate Contingent Written Put Option 3 because, after considering the criteria set forth in paragraph 12(a) of SFAS 133 and applying the guidance in paragraph 61(d) of SFAS 133, as interpreted by Derivatives Implementation Group, or DIG, B16, the Company concluded that Contingent Written Put Option 3 was clearly and closely related to the Notes.

In accordance with paragraph 61(d) and DIG B16, the Company was required to consider the guidance in paragraph 13 of SFAS 133 because: (i) the strike price of Contingent Written Put Option 3 is not adjustable based on an interest rate index (it is the Notes’ principal, plus accrued interest and additional amounts, if any), and (ii) the Notes were not issued at a substantial discount (the Notes were issued at par and the put price does not provide for a substantial premium). The Company concluded that the condition in paragraph 13(a) of SFAS 133 was not met because if the holders of the Notes were to exercise Contingent Written Put Option 3, they would receive the principal amount and as such recover their initial investment because the Notes were issued at their principal amounts. Finally, if the holders were to exercise Contingent Written Put Option 3 they would not have the ability to double their initial rate of return on the host contract and therefore the criterion in paragraph 13(b) of SFAS 133 is not met. In conclusion, Contingent Written Put Option 3 does not require bifurcation as it is clearly and closely related to the debt host in accordance with paragraph 12(a) of SFAS 133.

Note 17 - Basic and Diluted Earnings (Loss) Per Share, page F-58

15.	Staff Comment: We note from your disclosures here and Note 2 that you determined that your convertible notes were a participating security and therefore have calculated earnings per share using the two-class method. Please explain to us in more detail how you calculated the impact on earnings and on the weighted average number of shares for both basic and diluted earnings per share for this convertible debt. Also tell us how you considered the fact that this debt is convertible into the stock of several different entities.

Securities and Exchange Commission

January 11, 2008

Response:

Impact on Earnings

The Company informs the Staff that it calculated the impact on earnings for the convertible debt by allocating a portion of the net earnings (loss) available to common stockholders from continuing operations to the convertible noteholders.

The following calculation shows the allocation of net earnings (loss) to the convertible noteholders:

	Basic	Diluted
Principle amount of convertible debt	$168,000,000	$168,000,000
Conversion price	$10.37	$10.37

Maximum potential shares	16,200,579	16,200,579

Convertible debt issuance date	11/10/2007	11/10/2007
Fiscal year end	12/31/2007	12/31/2007

Days outstanding	51	51
Percentage of days outstanding	14.0%	14.0%

Weighted average potential convertible debt shares outstanding (a)	2,263,642	2,263,642
Weighted average shares outstanding at December 31, 2006	107,950,544	109,079,391
% of income allocated to the convertible notes—basic	2.1%	2.0%

CDC Corporation net income (loss) available to common shareholders	$10,839,796	$10,831,327
% of income allocated to the convertible notes—basic	2.1%	2.0%
Amount allocated to convertible noteholders	$222,634	$220,205

(a) Calculated by multiplying the maximum potential shares by the percentage of days outstanding.

Impact on Weighted Average Number of Shares

The Company informs the Staff that the calculation of the weighted average number of basic shares was not impacted by the convertible debt because none of the convertible noteholders had exercised their conversion option as of December 31, 2006. Additionally, 2,263,642 weighted average shares related to the convertible notes were not included in the diluted earnings per share calculation because to do so would have been anti-dilutive, as shown below:

CDC Corporation net income (loss) available to common shareholders
CDC Corporation net income (loss) available to common shareholders	$10,831,327
Amount allocated to convertible noteholders	$220,205

Income available to common stockholders—dilutive	$10,611,122
CDC Corp weighted average dilutive shares outstanding—options only	109,079,391

CDC Corp diluted earnings per share—options only	$0.10

CDC Corporation net income (loss) available to common shareholders	$10,831,327
Add back interest expense on convertible notes	$880,274

CDC Corporation net income (loss) available to common shareholders	$11,711,601
CDC Corp weighted average dilutive shares outstanding	111,343,034

$0.11

Securities and Exchange Commission

January 11, 2008

Convertible into the Stock of Different Entities

The Company informs the Staff that since the exchange of the convertible debt into the shares of two wholly-owned subsidiaries of the Company is contingent upon a qualifying initial public offering of each subsidiary, which had not occurred as of December 31, 2006, the Company did not incorporate these potential conversions into its calculation of basic or diluted earnings per share for the year ended December 31, 2006.

As requested, in connection with responding to the comments of the Staff of the Commission, the Company acknowledges the following:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing, please feel free to contact the undersigned at 678-287-8443.

Sincerely,

/s/ James W. FitzGibbons
James W. FitzGibbons Chief Accounting Officer, CDC Corporation